EXHIBIT 10.5

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment to Stock Purchase Agreement (the “First Amendment”) is made as of this 26th day of July 2017 by and among Capaciti Networks, Inc., a Texas corporation (“Capaciti”), Competitive Companies, Inc. (“Seller”), a Nevada corporation, and Wytec International, Inc., a Nevada corporation (the “Company”), with respect to the following facts:

RECITALS

A.	The Company, Seller, and Capaciti have entered into that certain Stock Purchase Agreement, dated November 17, 2016 (the “SPA”), pursuant to which the Company purchased 100% of the total issued and outstanding stock of Capaciti in exchange for 609,603 shares of the Company’s common stock (the “Purchase Price”).
B.	The SPA erroneously identified the Purchase Price as 609,604 shares of the Company’s common stock instead of 609,603 shares of the Company’s common stock.
C.	The parties desire to correct the Purchase Price in the SPA.
D.	The terms used in this First Amendment will have the meanings ascribed to them in the Agreement unless otherwise defined herein.

NOW, THEREFORE, for one dollar and other good and valuable consideration, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Amendment.

The Purchase Price is 609,603 shares of the Company’s common stock. All references in the SPA to 609,604 are hereby amended and restated to be 609,603.

2.	Effect of First Amendment.

The Agreement will remain in full force and effect except as specifically modified by this First Amendment. In the event of any conflict between the First Amendment and the Agreement, the terms of this First Amendment will govern.

3.	Counterparts.

This First Amendment may be executed simultaneously in any number of counterparts, each of which counterparts will be deemed to be an original and such counterparts will constitute but one and the same instrument.

IN WITNESS WHEREOF, this First Amendment is executed as of the date first above written.

CAPACITI: CAPACITI NETWORKS, INC.	SELLER: COMPETITIVE COMPANIES, INC.

By:	By:
William H. Gray, President	William H. Gray, President

COMPANY: WYTEC INTERNATIONAL, INC.

By:
William H. Gray, President